EFES

04035149

RECEIVED

2004 JUN -8 A 9: 04

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File: 082-04144

June 1st, 2004

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release regarding the dividend distribution decided at Annual Ordinary Meeting of General Assembly on 14.05.2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
JUL 06 2004
THOMSON
FINANCIAL

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

At the Ordinary Annual General Meeting of our Company, held on May 14th, 2004, it has been decided that the dividend payments for the 2003 fiscal year will commence on June 14th, 2004. Accordingly, the respective payments will be made between June 14th, 2004 and July 14th, 2004 through the central branch and representative offices of Alternatif Menkul Kıymetler A.Ş. in İstanbul (central branch), Ankara, Adana and İzmir, to the shareholders, other than holders of shares through the Central Securities Depository ("Takasbank").

Dividend payments will continue after July 14th, 2004 at our Company address on Adnan Kahveci Bulvarı, Bahçelievler Mahallesi No:5 Bahçelievler – İstanbul.

Of the 84,657,613,701,750 TL distributable profits; 5,073,362,404,893 TL is to be met by the Corporate Tax exempt income without deductions as per the Income Tax Law Article No. 94. Therefore, for the cash dividend of gross 750 TL per each share of 1,000 TL nominal value:

1) Net 750 TL (75%) will be distributed to full corporate taxpayers in Turkey and limited corporate tax payers who receive dividends through an established business or a representative office in Turkey

2) Net 679.49 TL (67.94%) will be distributed to real persons

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

Mr. Hurşit Zorlu
(Chief Financial Officer)

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)